中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2008)023(JL)

08000417

24 January 2008

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

BOC Hong Kong (Holdings) Limited (the "Company")
Rule 12g3-2(b) File No.82-34675

We enclose a copy of the Announcement on Continuing Connected Transactions – Delay in Despatch of Circular as published on the website of Hong Kong Exchanges and Clearing Limited on 23 January 2008 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

PROCESSED
JAN 30 2008
THOMSON
FINANCIAL

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
網址 Website: www.bochk.com
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

SC0018(2006.01 1,000)YKE

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)
(the "Company", Stock Code: 2388)

ANNOUNCEMENT

CONTINUING CONNECTED TRANSACTIONS DELAY IN DESPATCH OF CIRCULAR

The Company has been informed that, due to the large number of shareholders of the Company, it will take a longer time to complete bulk printing of the Circular and for the Company's share registrar to arrange for despatch of the Circular. In light of the above, the Company has applied to the Stock Exchange for an extension of the deadline for despatch of the Circular to on or before February 1, 2008.

INTRODUCTION

Reference is made to the Company's announcement dated January 2, 2008 (the **Announcement**) in relation to, among others, the Investment Connected Transactions and the Inter-bank Connected Transactions, which constitute non-exempt continuing connected transactions of the Company under Rule 14A.35 of the Listing Rules. Unless the context requires otherwise, capitalised terms used herein shall have the same respective meanings adopted in the Announcement.

DELAY IN DESPATCH OF CIRCULAR

Pursuant to Listing Rule 14A.49, the Company is required to send a circular in relation to the Investment Connected Transactions and the Inter-bank Connected Transactions to its shareholders (the **Circular**) within 21 days after publication of the Announcement, that is, on or before January 23, 2008.

The Company has been informed that, due to the large number of shareholders of the Company, it will take a longer time to complete bulk printing of the Circular and for the Company's share registrar to arrange for despatch of the Circular. In light of the above, the Company has made an application to the Stock Exchange for a waiver from strict compliance with Listing Rule 14A.49 and an extension of the deadline for despatch of the Circular to on or before February 1, 2008.

By Order of the Board
Jason C.W. YEUNG
Company Secretary

Hong Kong, January 23, 2008

As at the date of this announcement, the Directors of the Company are: Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Mr. LEE Raymond Wing Hung, Mr. GAO Yingxin, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok** and Mdm. YANG Linda Tsao**.*

* *Non-executive Directors*

** *Independent Non-executive Directors*

END